                        SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ________________

                                  SCHEDULE 13G
                                 (Rule 13d-102)
                                ________________

      INFORMATION TO BE INCLUDED IN STATEMENTS PURSUANT TO RULES 13d-1(b), (c)
              AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (Amendment No. _____________)*


                               Nabisco Holdings Corp.
                                 (Name of Issuer)

                       Class A Common Stock, $.01 par value
                         (Title of Class of Securities)

                                    629526 10 4
                                  (CUSIP Number)

                                 December 31, 1999
               (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     [x]  Rule 13d-1(b)
     [ ]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)

___________

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G                                                      PAGE 2 OF 7

CUSIP No. 629526 10 4
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               John A. Levin & Co., Inc.
               13-3134273
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)  [ ]
                                                                    (b)  [x]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware
_____________________________________________________________________________

NUMBER OF      (5)  SOLE VOTING POWER
                    34,500
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    1,377,608
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    34,500
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    3,285,150
_____________________________________________________________________________
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
               3,319,650
_____________________________________________________________________________
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
_____________________________________________________________________________
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
               6.5%
_____________________________________________________________________________
    (12)  TYPE OF REPORTING PERSON
               IA
_____________________________________________________________________________

Schedule 13G                                                      PAGE 3 OF 7

CUSIP No. 629526 10 4
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Baker, Fentress & Company
               36-0767530
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)  [ ]
                                                                    (b)  [x]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware
_____________________________________________________________________________

NUMBER OF      (5)  SOLE VOTING POWER
                    34,500
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    1,377,608
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    34,500
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    3,285,150
_____________________________________________________________________________
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
               3,319,650
_____________________________________________________________________________
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
_____________________________________________________________________________
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
               6.5%
_____________________________________________________________________________
    (12)  TYPE OF REPORTING PERSON
               IV
___________________________________________________________________________

Schedule 13G                                                     PAGE 4 OF 7

          Schedule 13G of John A. Levin & Co., Inc. ("Levin & Co.") and Baker, Fentress & Company ("Baker Fentress") with respect to the Class A Common Stock, $.01 par value (the "Class A Common Stock"), of Nabisco Holdings Corp. (the "Company").

ITEM 1(a).  NAME OF ISSUER:
             Nabisco Holdings Corp.

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
             7 Campus Drive, Parsippany, New Jersey  07054

ITEM 2(a).  NAME OF PERSON FILING:
             John A. Levin & Co., Inc. ("Levin & Co.")
             Baker, Fentress & Company ("Baker Fentress")

ITEM 2(b).  ADDRESS OF PRINCIPAL OFFICE OR, IF NONE, RESIDENCE:
             John A. Levin & Co., Inc.         Baker, Fentress & Company
             One Rockefeller Plaza             200 West Madison Street
             New York, New York  10020         Chicago, Illinois  60606

ITEM 2(c).  CITIZENSHIP:
             Levin & Co. and Baker Fentress are each corporations organized under the laws of the State of Delaware.

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:
             Class A Common stock, $.01 par value (the "Class A Common
             Stock").

ITEM 2(e).  CUSIP NUMBER:
             629526 10 4

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

          (a) [ ]   Broker or dealer registered under Section 15 of the
                    Act
          (b) [ ]   Bank as defined in Section 3(a)(6) of the Act
          (c) [ ]   Insurance Company as defined in Section 3(a)(19) of
                    the Act
          (d) [x]   Investment Company registered under Section 8 of the
                    Investment Company Act of 1940
          (e) [x]   Investment Adviser registered under Section 203 of the
                    Investment Advisers Act of 1940: see Rule 13d-
                    1(b)(1)(ii)(E)
          (f) [ ]   Employee Benefit Plan, Pension Fund which is subject
                    to the provisions of the Employee Retirement Income
                    Security Act of 1974 or Endowment Fund; see Rule 13d-

Schedule 13G                                                     PAGE 5 OF 7

                    1(b)(1)(ii)(F)
          (g) [ ]   Parent Holding Company, in accordance with Rule 13d-
                    1(b)(ii)(G);
          (h) [ ] Savings Associations as defined in Section 3(b) of the Federal Deposit Insurance Act;
          (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;
          (j) (  )  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

         IF THIS STATEMENT IS FILED PURSUANT TO Rule 13d-1(c), CHECK THIS BOX.
[ ]

ITEM 4.   OWNERSHIP.
             (a)   Amount Beneficially Owned:
                   3,319,650

             (b)   Percentage of Class:
                   6.5% (based on the 51,408,928 shares of Class A Common Stock reported to be outstanding as of October 29, 1999, as reflected in the Company's Form 10-Q for the quarter ended September 30, 1999.)

             (c)   Number of shares as to which such person has:
                 (i)  sole power to vote or to direct the vote:
                      34,500

                 (ii) shared power to vote or to direct the vote:
                      1,377,608

                 (iii)sole power to dispose or to direct the disposition of:
                      34,500

                 (iv) shared power to dispose or to direct the disposition of:
                      3,285,150

          Levin & Co., an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, as amended, holds for the accounts of its investment advisory clients, and thereby beneficially owns, within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, the foregoing shares of Class A Common Stock. Baker Fentress, an investment company registered under the Investment Company Act of 1940, as amended, is the sole shareholder of Levin Management Co., Inc., a Delaware corporation which is the sole shareholder of Levin & Co. Baker Fentress, therefore, may be deemed the beneficial owner of the shares of Class A Common Stock held by Levin & Co.

Schedule 13G                                                     PAGE 6 OF 7

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
          Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON. This Schedule 13G is filed by Levin & Co. and Baker Fentress with respect to Class A Common Stock purchased by Levin & Co. on behalf of Levin & Co.'s investment advisory clients. Each such client has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities held in such person's account. No such client has any of the foregoing rights with respect to more than five percent of the class of securities identified in Item 2(d). There is no agreement or understanding among such persons to act together for the purpose of acquiring, holding, voting or disposing of any such securities.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
          Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.
          Not applicable.

Schedule 13G                                                     PAGE 7 OF 7

ITEM 10.  CERTIFICATION.  (if filing pursuant to Rule 13d-1(b))
          By signing below, Levin & Co. and Baker Fentress certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  February 14, 2000
                                JOHN A. LEVIN & CO., INC.

                                /s/ John A. Levin
                                ---------------------------
                                John A. Levin
                                Chairman and Chief Executive Officer

                                BAKER, FENTRESS & COMPANY

                                /s/ John A. Levin
                                ---------------------------
                                John A. Levin
                                Chairman and Chief Executive Officer